SECU 05042185 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-10974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31,2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heather Agency, Inc.

OFFICIAL USE ONLY
398
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 Piano Drive
(No. and Street)

Newark	Delaware	19713-1984
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Leslie Ridings, Jr.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whisman, Giordano & Daney, LLC
(Name – *if individual, state last, first, middle name*)

5201 W. Woodmill Drive, Suite 31, Wilmington, DE 19808
(Address) (City) (State) (Zip Code)

PROCESSED APR 25 2005 THOMSON FINANCIAL

RECEIVED APR 01 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Leslie Ridings, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heather Agency, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAUREEN MEAD CONDIFF
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Sept. 15, 2005

Maureen Mead Condiff
Notary Public

[Signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEATHER AGENCY, INC.

CONTENTS

Whisman, Giordano & Daney, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Heather Agency, Inc.
Newark, Delaware

We have audited the accompanying Statement of Financial Position of Heather Agency, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heather Agency, Inc. as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the financial statements, the company is in the process of winding down its operations and liquidating its assets and liabilities. The accompanying financial statements have been prepared assuming the company will continue as a going concern and do not include any of the adjustments that might arise in winding down operations and liquidating its assets and liabilities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 17 through 20 is presented for purpose of additional analysis and is not a required part of the basic financial statements. This information is, however, required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whisman, Giordano & Daney LLC

March 19, 2005
Wilmington, Delaware

5201 W. Woodmill Drive, Suite 31
Woodmill Corporate Center
Wilmington, Delaware 19808

TEL: (302) 992-0129
FAX: (302) 992-9816
E-Mail: info@wgdllc.com

HEATHER AGENCY, INC.

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	315,611
Deposits with clearing organizations and others		2,954
Receivables from broker-dealers and clearing organizations		5,527
Marketable securities owned, at market		64,440
Other assets		12,777
TOTAL ASSETS	$	401,309

LIABILITIES AND STOCKHOLDERS' EQUITY

Lines of credit	$	50,000
Accounts payable and accrued expenses and other liabilities		3,309
TOTAL LIABILITIES		53,309
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized; 240 shares issued, and 120 shares outstanding		24,000
Retained earnings		368,000
		392,000
Less: Treasury stock, 120 shares, at cost		44,000
TOTAL STOCKHOLDERS' EQUITY		348,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	401,309

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE		
Commissions	$	310,917
Gain on sale of firm securities accounts		20,727
Interest and dividends		31,306
Other income		9,828
TOTAL REVENUE		372,778
EXPENSES		
Broker expenses		29,719
Employee compensation and benefits		111,370
Commission expense		132,710
Interest expense		14,210
Occupancy expenses		28,943
Communications expense		13,164
Data processing expense		7,871
Office expenses		17,504
Depreciation		12,653
Legal and accounting		17,276
Other expenses		6,804
TOTAL EXPENSES		392,224
INCOME BEFORE INCOME TAXES		(19,446)
INCOME TAX (EXPENSE)		-
NET LOSS	$	(19,446)

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings	Treasury Stock
BALANCE, DECEMBER 31, 2003	$ 24,000	$ 387,446	$ 44,000
NET (LOSS)	-	(19,446)	-
BALANCE, DECEMBER 31, 2004	$ 24,000	$ 368,000	$ 44,000

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2004

NONE

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(19,446)
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		12,653
Loss on disposition of property and equipment		21,128
(Increase) decrease in:		
Receivable from broker-dealers and clearing organizations		36,266
Marketable securities owned		469,261
Other assets		24,919
Increase(decrease) in:		
Accounts payable and accrued expenses and other liabilities		(14,894)
Commissions payable		(46,067)
Net cash provided by operating activities		483,820
CASH FLOWS FROM FINANCING ACTIVITIES		
Net (decrease) in lines-of-credit		(181,065)
Net cash (used for) financing activities		(181,065)
NET INCREASE IN CASH AND CASH EQUIVALENTS		302,755
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		12,856
CASH AND CASH EQUIVALENTS, END OF YEAR	$	315,611
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
CASH PAID DURING THE YEAR FOR		
Interest	$	14,210

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company, located in Newark, Delaware is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, and agency transactions.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Commissions Receivable

The Company uses the direct write-off method of accounting for losses arising from uncollectible commissions receivable. Under this method, the Company charges current period operations for uncollectible commissions as determined. This method is not in conformity with accounting principles generally accepted in the United States of America, but this departure does not materially affect operating results or the collectibility of the account as stated, and accordingly, the Company has not provided for anticipate losses.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE B - BUSINESS ACTIVITY

During 2004, several of the Company's top producers terminated their employment with the company and commenced employment with a substantial competitor. These departures together with a significant portion of the company's client base seriously impaired the company's ability to continue as an operating entity. As a result, the company is, as of March 19, 2005, in the process of transferring its remaining client base, resigning its membership in the National Association of Securities Dealers, winding down its operations and liquidating its assets and liabilities.

The accompanying financial statements have been prepared assuming the company will continue as a going concern and do not include any adjustments that may arise in the winding down operations and liquidating its assets and liabilities.

NOTE C - MARKETABLE SECURITIES OWNED

Marketable securities are reflected at fair market values and consist of investments in U.S. equities amounting to $64,440.

NOTE D - LINES OF CREDIT

The Company maintains a line-of-credit with First Union Bank in the amount of $50,000. The line-of-credit bears interest at prime plus 1.75%. The line is secured by accounts receivable and the stockholders' personal guarantee. The balance outstanding at December 31, 2004 is $50,000.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Capital Rule (SEC rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 the Company had net capital of $338,334, which was $288,334 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of 1% of net capital.

NOTE F - INCOME TAXES

The provision for income tax (expense) benefit for the year ended December 31, 2004 is as follows:

	Federal	State	Total
Currently payable	$ -	$ -	$ -
Deferred	24,900	9,300	34,200
Valuation allowance	(24,900)	(9,300)	(34,200)
	$ -	$ -	$ -

NOTE F - INCOME TAXES (CONTINUED)

The following is an analysis of the deferred tax asset and liability accounts at December 31, 2004:

Deferred tax assets, primarily arising from net operating loss carry forwards	$	34,200
Deferred tax liabilities arising from temporarily differences.		-
Valuation allowance		(34,200)
Balance, December 31, 2004	$	-

Net deferred tax assets as of December 31, 2004 were assessed for recoverability and, based upon the matter discussed heretofore in Note B "Business Activity", a valuation allowance was recorded to an amount that will, more likely than not, be realized in the future. The valuation allowance for net deferred tax assets at December 31, 2004 amounted to $34,200.

At December 31, 2004 the Company had unused net operating loss carryforwards which can be used to offset future taxable income. The net operating loss carryforward for federal income tax purposes amounted to approximately $116,000 and net operating loss carry forwards for state income tax purposes amounted to $225,000. These net operating loss carryforwards begin to expire in 2017.

NOTE G - CONCENTRATIONS

Approximately 40% of the Company's revenue is generated by two registered representatives. Additionally, one of these registered representatives generated a significant portion of his income from three major client groups.

SUPPLEMENTARY INFORMATION

HEATHER AGENCY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital	$ 348,000
Deductions and/or charges:	
Non-allowable assets:	-
Trail commissions and 12(b)1 fees receivable	-
Furniture, equipment and leasehold improvements, net	
Other assets	-
Net capital before haircuts on securities positions (tentative net capital)	348,000
Haircuts on securities	9,666
Trading and investment securities	-
Trading and investment securities – stocks and mutual funds	-
Net capital	$ 338,334
Aggregate indebtedness (AI)	
Items included in statement of financial conditions:	
Accounts payable, accrued expenses and other liabilities	$ 3,309
Total aggregate indebtedness	$ 3,309
Computation of basis net capital requirement	
Minimum net capital required (6 2/3% of AI)	$ 4,285
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital required (greater of above amounts)	$ 50,000
Excess net capital	$ 288,334
Excess net capital at 1000%	$ 338,334
Percentage of aggregate indebtedness to net capital	$ 1%

Heather Agency, Inc.
Reconciliation of Net Capital
December 31, 2004

Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2004)

	12/31/2004 Focus Report	12/31/2004 Financial Statements	Variance
Cash	$303,739	$315,611	$11,872
Deposits w/ clearing house	0	2,954	2,954
Receivables from broker-dealers	5,527	5,527	0
Receivables from others	142	0	(142)
Marketable securities	64,440	64,440	0
Property & equipment	50	0	(50)
Other assets	26,439	12,777	(13,662)
Total Assets	$400,337	$401,309	$972
Lines of credit	$49,326	$50,000	$674
Accounts payable and accrued expenses	0	3,309	3,309
Total Liabilities	49,326	53,309	3,983
Common stock	24,000	24,000	0
Retained earnings	371,011	368,000	(3,011)
Treasury stock	(44,000)	(44,000)	0
Total Stockholders' Equity	351,011	348,000	(3,011)
Total Liabilities and Stockholders' Equity	$400,337	$401,309	$972
Total Stockholders' Equity	$351,011	$348,000	($3,011)
Allowable credits	0	0	0
	351,011	348,000	(3,011)
Nonallowable assets			
Trail and 12(b)1 fees receivable	0	0	0
Property and equipment	50	0	(50)
Other assets	0	0	0
Total nonallowable assets	50	0	(50)
Net capital before haircuts on securities positions	350,961	348,000	(2,961)
Haircuts on securities	0	9,666	9,666
Net Capital	$350,961	$338,334	($12,627)
Aggregate indebtedness			
Accounts payable and accrued expenses	0	3,309	3,309
Total Aggregate indebtedness	0	3,309	3,309
% of aggregate indebtedness to net capital	0.00%	0.98%	n/a
Minimum net capital required	2,544	4,285	1,741
Mimimum net capital	50,000	50,000	0
Net capital required	50,000	50,000	0
Excess net capital	300,961	288,334	(12,627)
Excess net capital at 1000%	350,961	338,334	(12,627)

Note: Substantially all adjustment made by Heather Agency's accountant subsequent to filing the focus report; Independent auditors proposed and company made adjustments to income taxes and a valuation allowance against deferred tax assets.

HEATHER AGENCY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities and Exchange Act under Section k2(B) since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves all required and customary records.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section k2(B) since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves all required and customary records.

Whisman, Giordano & Daney, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Board of Directors and Stockholder
Heather Agency, Inc.
Christiana, Delaware

In planning and performing our audit of the financial statements and supplemental schedules of Heather Agency, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) , we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above–mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against lost from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whisman, Giordano & Daney, LLC

March 19, 2005
Wilmington, Delaware

Member of the Private Companies
Practice Section of the AICPA.

5201 W. Woodmill Drive, Suite 31
Woodmill Corporate Center
Wilmington, Delaware 19808

TEL: (302) 992-0129
FAX: (302) 992-9816
E-Mail: info@wgdllc.com